CURRENT TECHNOLOGY EXPANDS HAIR ENVY’S AREA OF OPERATIONS

VANCOUVER, British Columbia, July 30, 2007 –-The following was issued today by Robert Kramer, Director, Current Technology Corporation (OTC Bulletin Board: CRTCF):

During the past several months Current Technology Corporation (the “Company”) has been working diligently with its exclusive United States distributor Hair Envy, LLC (“Hair Envy”) with a view to expanding Hair Envy’s reach to other parts of the world.  “We are presently negotiating with a number of companies in the salon and spa space that have significant international operations,” states Hair Envy CEO Jason Olcese.  “While we may start discussions with a focus on the United States, the scope of the conversations often quickly expands to include opportunities in Europe and the balance of the Americas.”  Therefore, the Company has granted Hair Envy exclusive distribution rights to Canada, South America (excluding Brazil), Europe and Russia.

Company CEO Robert Kramer states, “Jason Olcese has demonstrated an ability to engage international decision makers in the salon and spa sectors in meaningful discussions about the economic advantages of employing the Company’s proprietary TrichoGenesis platform products.  We are confidant of Jason’s ability to drive these negotiations to successful conclusions, resulting in the international acceptance of our products.”  The expanded relationship is based on the existing United States revenue sharing agreement, with certain adjustments to reflect the more complex nature of international operations.

On another topic, the Company continues negotiations with its exclusive distributor in the Republic of Turkey for expansion of its territory into the Gulf states (including Saudi Arabia, the United Arab Emirates and Bahrain) and the Balkan region (including Bulgaria, Romania and the former Yugoslavia).  The Company anticipates the successful completion of these negotiations during the next few weeks.

ABOUT CURRENT TECHNOLOGY CORPORATION

Current Technology Corporation remains committed to developing its non-invasive pulsed electro-stimulation technology.  This technology has enabled the company to develop two separate and distinct products emanating from the TrichoGenesis platform, thus far, that offer help for those concerned with their hair:  ElectroTrichoGenesis (ETG) and CosmeticTrichoGenesis (CTG).  Current Technology holds patents throughout the world and has spent over US $15 million in research and development of its TrichoGenesis platform and systems.  The patents encompass the technology, methodology and design of the company’s products. In addition, the Company is seeking additional opportunities to enhance shareholder value.

The news release contains forward-looking statements concerning the Company’s business operations, and financial performance and condition.  When used in the news release the words “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such words.  These forward-looking statements are based on current expectations and are naturally subject to uncertainty and changes in circumstances that may cause actual results to differ materially from those expressed or implied by such forward-looking statements.  Factors that may cause such differences include but are not limited to technological change, regulatory change, the general health of the economy and competitive factors.  Many of these factors are beyond the Company’s control; therefore, future events may vary substantially from what the Company currently foresees.  You should not place undue reliance on such forward-looking statements.

For further information, please contact:

CORPORATE:
Robert Kramer

Current Technology Corporation

1-800-661-4247

INVESTOR RELATIONS:

Richard Hannon

Polestar Communications

1-866-858-4100